

September 17, 2012

Via E-mail
Mark Thies
Chief Financial Officer
Avista Corporation
1411 East Mission Avenue
Spokane, Washington 99202-2600

      Re: Avista Corporation
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 28, 2012
              File No. 1-3701

Dear Mr. Thies:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 58

Note 1. Summary of Significant Accounting Policies, page 58

Non-Utility Revenues, page 58

1.   Please tell us how your accounting for arrangements with multiple deliverables, particularly your allocation of consideration received to separate units of accounting based on their respective fair values, complies with ASC 605-25-30-2 (as updated by ASU 2009-13).

2.   Please tell us your basis for reporting revenues earned on payment processing through other service providers on a gross basis. In doing so, please provide your evaluation of the indicators supporting gross and net revenue reporting in ASC 605-45-45.

Note 5. Redeemable Noncontrolling Interests and Subsidiary Acquisitions, page 64

3.   Please tell us how you account for the redeemable non-controlling interests, including changes in redemption values. Please also tell us how you determine the fair value of the redeemable stock and stock options. In addition, please tell us your consideration of disclosing your accounting policies regarding the measurement of redeemable equity instruments in accordance with ASC 480-10-S99-3A-24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Christy Burmeister-Smith, Vice President, Controller and Principal Accounting Officer